Free Writing Prospectus pursuant to Rule 433 dated June 25, 2024

Registration Statement No. 333-269296

Buffered Digital Equity-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the Class A common stock of Alphabet Inc. as measured from the trade date to and including the determination date.

If the final index stock price on the determination date is greater than or equal to the initial index stock price, you will receive the maximum settlement amount. If the final index stock price declines by up to between 17.27% and 20.27% (set on the trade date) from the initial index stock price, you will receive the face amount of your notes. If the final index stock price is greater than the initial index stock price, you will not receive more than the maximum settlement amount, regardless of how much the final index stock price increases as compared to the initial index stock price.

If the final index stock price declines by more than between 17.27% and 20.27% from the initial index stock price, the return on your notes will be negative and you will lose between approximately 1.2088% and approximately 1.2542% of the face amount of your notes for every 1% that the final index stock price has declined below between 82.73% and 79.73% (set on the trade date) of the initial index stock price. You could lose your entire investment in the notes.

You should read the accompanying preliminary prospectus supplement dated June 25, 2024, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP / ISIN:	40058AXL3 / US40058AXL33
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stock:	the Class A common stock of Alphabet Inc. (current Bloomberg ticker: “GOOGL UW”)
Payment amount at maturity (for each $1,000 face amount of your notes):

■ if the index stock return is positive or zero (the final index stock price is greater than or equal to the initial index stock price), the maximum settlement amount;

■ if the index stock return is negative but not below between -17.27% and -20.27% (the final index stock price is less than the initial index stock price but not by more than between 17.27% and 20.27%), $1,000; or

■ if the index stock return is negative and is below  between -17.27% and -20.27% (the final index stock price is less than the initial index stock price by more than between 17.27% and 20.27%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (b) the sum of the index stock return plus between 17.27% and 20.27%.

Initial index stock price:	an intra-day price or the closing price of one share of the index stock on the trade date
Final index stock price:	the closing price of one share of the index stock on the determination date
Threshold settlement amount:	$1,150
Maximum settlement amount:	the threshold settlement amount
Index stock return:	the quotient of (i) the final index stock price minus the initial index stock price divided by (ii) the initial index stock price, expressed as a percentage
Buffer price:	expected to be between 82.73% and 79.73% of the initial index stock price
Buffer rate:	the quotient of the initial index stock price divided by the buffer price, which is expected to equal between approximately 120.88% and approximately 125.42%
Buffer amount:	expected to be between 17.27% and 20.27%
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 13 and 15 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date
Estimated value range:	$950 and $980 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

Hypothetical Payment Amount At Maturity*

Index Stock Performance
Note Performance
200%
150%
115%
100%
50%
0%
82.73%
0%
50%
100%
150%
200%
Hypothetical Cash Settlement Amount as % of Face Amount
Hypothetical Final Index Stock Price as % of Initial Index Stock Price

*assumes a buffer price of 82.73% of the initial index stock price	Hypothetical Final Index Stock Price (as a % of the Initial Index Stock Price)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
	200.000%	115.000%
	150.000%	115.000%
	125.000%	115.000%
	100.000%	115.000%
	95.000%	100.000%
	90.000%	100.000%
	82.730%	100.000%
	82.729%	99.999%
	50.000%	60.438%
	25.000%	30.219%
	0.000%	0.000%

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●
Preliminary prospectus supplement dated June 25, 2024
●
Prospectus supplement dated February 13, 2023
●
Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

■The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

■ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

■ The Amount Payable on Your Notes Is Not Linked to the Price of the Index Stock at Any Time Other Than the Determination Date

■ You May Lose Your Entire Investment in the Notes

■Your Notes Do Not Bear Interest

■The Potential for the Value of Your Notes to Increase Will Be Limited

■The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

■Your Notes May Not Have an Active Trading Market

■ If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

■If the Market Price of the Index Stock Changes, the Market Value of Your Notes May Not Change in the Same Manner

■We Will Not Hold Shares of the Index Stock for Your Benefit

■You Have No Shareholder Rights or Rights to Receive Any Index Stock

■ Past Index Stock Performance is No Guide to Future Performance

■The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

■ There Is No Affiliation Between the Index Stock Issuer and Us

■ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Conflicts of Interest

■Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

■Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes

■ Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

■You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

■Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuer of the Index Stock or Other Entities That Are Involved in the Transaction

■ The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

■ Other Investors in the Notes May Not Have the Same Interests as You

■As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

Risks Related to Tax

■ Certain Considerations for Insurance Companies and Employee Benefit Plans

■ The Tax Consequences of an Investment in Your Notes are Uncertain

■Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

■ The Return on Indexed Notes May Be Below the Return on Similar Securities	■ An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
■ The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note	■ We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
■ An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment	■ Information About an Index or Indices May Not Be Indicative of Future Performance
■ We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	■ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders
■ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.